July 12, 2006

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Mr. Amit Pande, Assistant Chief Accountant

Mr. Dave Irving, Staff Accountant

Mail Stop 4561

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	E*TRADE Financial Corporation Form 10-K for the Fiscal Year Ended December 31, 2005, File No. 1-11921

Dear Messrs. Pande and Irving:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Robert J. Simmons, E*TRADE Financial Corporation (the “Company”) in the letter dated July 6, 2006 (the “Comment Letter”) regarding the above-referenced Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2005.

Set forth below are the Staff’s comments (in italics) and the Company’s responses thereto, organized as set forth in the Comment Letter. Page references in the Company’s responses below correspond to the page numbers in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Income, page 68

1.	We have reviewed your response to comment 1 of our letter dated April 27, 2006 and your revised income statement and balance sheet presentation in your Form 10-Q for the quarter ended March 31, 2006. Please revise future filings to separately present the components of interest income and interest expense as prescribed by Rule 9-04 of Regulation S-X, or advise us. Please show us what your revisions will look like in your response.

In response to the Staff’s comment, the Company undertakes to separately present the components of interest income and interest expense in future annual and quarterly reports. As is permitted by Rule 9-04 of Regulation S-X, the Company expects to present such information in the notes to the financial statements, beginning with the financial statements to be included in its Form 10-Q for the quarter ended June 30, 2006, in the following form:

Note 4 – Interest Income and Interest Expense

The following table shows the components of interest income and interest expense (dollars in thousands):

	Three Months Ended
	March 31, 2006	March 31, 2005
Interest Income
Loans	$281,270	$153,188
Mortgage-backed and investment securities	159,501	129,768
Margin Receivables	104,904	30,466
Other	48,619	23,099

Total interest income	594,294	336,521

Interest Expense
Deposits	(94,618)	(42,452)
Other borrowings	(174,887)	(106,339)

Total interest expense	(269,505)	(148,791)

Net interest income	324,789	187,730

The Company notes that, because it has not yet completed its Form 10-Q for the quarter ended June 30, 2006, its final presentation of the above information may vary slightly from the above.

2.	Please tell us why you include ‘Corporate Interest Income’ and ‘Corporate Interest Expense’ in Other Income instead of in ‘Interest Income’ and ‘Interest Expense’ under Revenues. This presentation does not appear to comply with the requirements of Rule 9-04 of Regulation S-X.

Please see the Company’s response to comment 3 below.

3.	Please tell us why you include ‘Gain on sale and impairment of investments’ in Other Income and ‘Gain on sales of loans and securities, net’ in Revenues.

As noted in the Company’s response to comment 1 of the Staff’s original letter of April 27, 2006, the Company is a savings and loan holding company that is not required by Article 9 of Regulation S-X to provide the information specified in Rule 9-04. In light of the requirements of SAB Topic 11.K, the Company regularly reviews the extent to which it would be relevant and material to provide information comparable to the data required of bank holding companies by Article 9. With respect to Article 9’s income statement requirements, the Company has concluded that although the face of its income statement does not follow the form outlined in Article 9, the Company provides all material information that is required by SAB Topic 11.K through a combination of the face of the income statement and the notes thereto. In this regard, the Company notes that on a going-forward basis such information will include the table described above in the Company’s response to comment 1.

The Company includes corporate interest income and corporate interest expense in other income because it believes that this presentation provides investors with a clearer picture of the financial performance of the Company’s operating subsidiaries, including E*TRADE Bank, than would a presentation that combined corporate interest income and corporate interest expense with interest income and interest expense, respectively. The Company’s corporate debt, the source of its corporate interest expense and interest income, has primarily been used to finance acquisitions, including the Company’s recent acquisitions of BrownCo and HarrisDirect. The proceeds of debt issuances at the corporate level have generally not been contributed down to E*TRADE Bank or any of the Company’s other subsidiaries.

Similarly, amounts included in gain on sale and impairment of investments primarily reflect the Company’s historical equity investments in private and public companies at the corporate level, as opposed to gains or impairments associated with the ongoing business of the Company’s operating subsidiaries. For example, the $17.6 million gain on sale and impairment of investments in the quarter ended March 31, 2006 was primarily attributable to an $18.1 million gain that resulted from the Company’s sale of portions of its investments in Softbank Investment Corporation and the International Stock Exchange. These investments do not relate to E*TRADE Bank or any of the Company’s other operating subsidiaries, and most of them were made by the Company prior to the time at which the Company owned E*TRADE Bank. In addition, with respect to trading of loans and securities, none of the trading that is conducted in or that relates to E*TRADE Bank or the Company’s brokerage unit is included in gain on sale and impairment of investments. Accordingly, the Company believes that the inclusion of corporate interest income, corporate interest expense and gain on sale and impairment of investments in revenues rather than other income would distort investors’ view of the Company’s financial performance rather than enhance it.

4.	Please tell us the primary components of the ‘Gain on sale and impairment of investments’ and ‘Gain on sales of loans and securities, net’ line items in your response and provide a reconciliation of these line items to the amounts presented in the footnotes.

The table below shows the primary components of the Company’s gain on sale and impairment of investments. Portions of this information were presented in the Form 10-K and are noted in the table.

	Year Ended December 31,
	2005	2004	2003
Gain on sale and impairment of investments:
Gains on sale of publicly traded equity securities (a)	$82,667	$130,593	$151,700
Realized losses on sales of investments and impairment	(40)	(2,137)	(15,680)
Gains (losses) on sale of other equity securities	517	(345)	11,854

Gain on sale and impairment of investments	$83,144	$128,111	$147,874

(a)	Figures included in Note 6 – Available-for-sale mortgage-backed and investment securities in the paragraph on page 92 under the caption Publicly Traded Equity Securities.

The table below was presented in the Management’s Discussion and Analysis on page 29 of the Company’s Form 10-K and shows the primary components of gain on sales of loans and securities, net.

Gain on Sales of Loans and Securities, net

As shown in the following table, gain on sales of loans and securities, net decreased 30% to $98.9 million in 2005, compared to 2004 (dollars in thousands):

				Variance
	Year Ended December 31,			2005 vs. 2004
	2005	2004	2003	$ Amount	%
Gain (loss) on sales of originated loans:
Mortgage loans	$39,161	$64,810	$187,655	$(25,649)	(40)%
Consumer loans(1)	15,686	17,906	(37,262)	(2,220)	(12)%

Gain on sales of originated loans	54,847	82,716	150,393	(27,869)	(34)%

Gain (loss) on sales of loans held-for-sale, net:

Gain (loss) on sales of loans held-for-sale	(3,210)	4,557	33,588	(7,767)	*
Gain (loss) on hedges	2,282	(6,625)	(23,168)	8,907	*
Loss on loan prepayments	(280)	(1,379)	(10,234)	1,099	80%

Gain (loss) on sales of loans held-for-sale, net	(1,208)	(3,447)	186	2,239	65%

Gain on sales of loans, net	53,639	79,269	150,579	(25,630)	(32)%

Gain on sales of securities, net:

Gain on sales of securities	84,577	75,408	97,780	9,169	12%
Impairment	(38,343)	(13,959)	(2,611)	(24,384)	*
Gain (loss) on hedges	(1,015)	—	1,906	(1,015)	*

Gain on sales of securities, net	45,219	61,449	97,075	(16,230)	(26)%

Total gain on sales of loans and securities, net	$98,858	$140,718	$247,654	$(41,860)	(30)%

*	Percentage not meaningful
(1)	Consumer loans originated by our retail segment and sold to our institutional segment were sold at an arm’s length transfer price. The gains (losses) associated with our retail segment were reclassified to discontinued operations and the amounts related to our institutional segment remained in continuing operations.

The table that follows contains a reconciliation of the Company’s gain on sale and impairment of investments and gain on sales of loans and securities, net to the schedules presented in notes 6 and 7 to the financial statements contained in the Company’s Form 10-K.

	Year Ended December 31,
	2005	2004	2003
Net realized gains (losses) on mortgage-backed securities (page 92)	$(849)	$45,691	$91,735
Net realized gains and impairment on investment securities (page 92)	109,807	144,326	170,333
Net realized gains on the sale of loans (page 94)	53,639	79,269	150,579
Net realized and unrealized trading gains (losses)(a)	19,405	(457)	(17,119)

Total	$182,002	$268,829	$395,528

(a)	Note 6 – Available-for-sale mortgage-backed and investment securities on page 92 includes a disclosure related to realized gains from the sales of trading securities of $108.8 million, $101.3 million and $81.3 million for 2005, 2004 and 2003, respectively. The majority of these trading gains are from the Company’s brokerage unit and are included in principal transactions, not gains on the sales of loans and securities, net.

From our Income Statement (page 68):

Gain on sales of loans and securities, net	98,858	140,718	247,654

Gain on sale and impairment of investments	83,144	128,111	147,874

Total	$182,002	$268,829	$395,528

As noted above in the Company’s response to comments 2 and 3, gain on sale and impairment of investments does not include any gains or losses from trading of loans or securities that relate to E*TRADE Bank or the Company’s brokerage unit.

Note 12 – Accounting for Derivative Financial Instruments and Hedging Activities, page 101

5.	We have reviewed your response to comment 4 of our letter dated April 27, 2006. With respect to SFAS 133 hedges of FHLB advances, please tell us:

•	Whether the FHLB advances carry any special features, such as conversion or amortization; and

•	How you considered these special features in the application of SFAS 133 to a) hedges using the short-cut method, and b) other cash flow hedges where you measure the ineffectiveness using the hypothetical derivative method. Specifically include in your response your consideration of the criteria in paragraph 68(d) of SFAS 133 for FHLB advances carrying special features.

Although the Company does have FHLB advances that carry special features such as conversion or amortization, no such advances are included in the Company’s hedging relationships accounted for under SFAS 133. Accordingly, the Company has not needed to consider such features in its application of SFAS 133.

6.	We have reviewed your response to comment 5 of our letter dated April 27, 2006. Please tell us:

•	The notional amount of derivatives accounted for under the matched terms method in SFAS 133; and

The notional amount of derivatives accounted for under the matched terms method was zero at December 31, 2005 and $20 million at December 31, 2004.

•	Whether your use of the short-cut method for fair value hedges of certificates of deposit (CDs) included any hedges of brokered CDs and, if so, how you determined that the brokered CD hedge transactions satisfied the requirement of paragraph 68(b) of SFAS 133.

All of the fair value hedges of CDs to which the Company has applied the short-cut method are brokered CDs. The tables below outline the Company’s analysis of paragraph 68(b) of SFAS 133.

Analysis of Fair Value Hedges of CDs
Interest Rate Swap ¶68b—If the hedging instrument is solely an interest rate swap, the fair value of the swap at the inception of the hedging relationship is zero.	Not applicable. The hedging instrument is not solely an interest rate swap; it also includes a mirror-image call. Broker fees are not embedded in our swaps.

Timing of Implicit Premium ¶68b—The reporting entity is required to determine whether the implicit premium paid for the call option embedded in the hedged item was principally paid at inception/acquisition or over the life of the hedged item. If the implicit premium for the call or put option embedded in the hedged item was principally paid at inception-acquisition, the fair value of the hedging instrument at the inception of the hedging relationship must be equal to the fair value of the mirror-image call or put option.

The implicit premium on the call option was paid at inception and the fair value of the hedging instrument was equal to the fair value of the mirror image option.

In addition to the above analysis, the Company has reviewed its swaps to verify that broker fees are not embedded in the structure of the swap, which we acknowledge would preclude the hedge from short-cut treatment as the hedge would not qualify for short-cut treatment under the requirements of paragraph 68(b). As of December 31, 2005, the notional value of the Company’s short-cut hedges on brokered CDs was $132 million, or less than 1% of the $15.1 billion in notional balances outstanding as of December 31, 2005.

* * * * * * * *

We are grateful for your assistance in this matter. Please address any comments or questions with respect to the foregoing to the undersigned at (703) 236-8610.

Very truly yours,

/s/ Russell S. Elmer

Russell S. Elmer

cc:	Robert J. Simmons
E*TRADE Financial Corporation

Daniel G. Kelly, Jr.
Bruce K. Dallas
Davis Polk & Wardwell

Irvin Bisnov
Deloitte & Touche LLP